[redacted]

05035759

OMMISSION
49

UF 2-17-05

BD

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52486

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Partner Connections LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 S. KRAEMER BLVD., SUITE 220
(No. and Street)

BREA (City) CA (State) 92821-6790 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES KIRBY (714) 203-8900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LUCAS, HORSFALL, MURPHY & PINDROH, LLP
(Name – *if individual, state last, first, middle name*)

100 E. CORSON STREET, SUITE 200, PASADENA, CA 91103-3841
(Address) (City) (State) (Zip Code)

PROCESSED
FEB 22 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 15 2005
WASH. D.C.
179

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES L. KIRBY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARTNER CONNECTIONS, LLC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JILL C. HUGHES
Commission # 1490135
Notary Public - California
Orange County
My Comm. Expires May 18, 2008

Signature

CFO / FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LHMP Lucas, Horsfall, Murphy & Pindroh, LLP
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY S.E.C. RULE 17A-5

To the Members'
Partner Connections, LLC
Fullerton, CA

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Partner Connections, LLC (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to access the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to access whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Lucas, Horsfall, Murphy & Pindroh, LLP

Pasadena, California
January 18, 2005

Partner Connections, LLC

Financial Statements

December 31, 2004

(with Independent Auditors' Report Thereon)

Partner Connections, LLC

INDEX TO FINANCIAL STATEMENTS

	Pages
Independent Auditors' Report	1
Balance Sheet	2
Statement of Income	3
Statement of Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 7
Supplementary Schedules:	
I. Computation of Net Capital Under Rule C15c3-1.	8
II. Computation for Determination of Reserve Requirements Under Rule 15c3-3.	9
III. Information Relating to Possession or Control Requirements Under Rule 15c3-3.	10

LHMP Lucas, Horsfall, Murphy & Pindroh, LLP
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Members'
Partner Connections, LLC
Fullerton, CA

We have audited the accompanying balance sheet of Partner Connections, LLC (an Oregon Limited Liability Company) as of December 31, 2004, and the related statements of income, members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Partner Connections, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedules I-III are presented for purposes of additional analysis and are not a required part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lucas, Horsfall, Murphy & Pindroh, LLP

Pasadena, California
January 18, 2005

Partner Connections, LLC
BALANCE SHEET
December 31, 2004

ASSETS

CURRENT ASSETS		
Cash	$	61,507
Account receivable		18,032
TOTAL CURRENT ASSETS		79,539
PROPERTY AND EQUIPMENT		
Furniture and fixtures		6,053
Less: Accumulated depreciation		(3,458)
Property & Equipment, net		2,595
TOTAL ASSETS	$	82,134

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	9,529
TOTAL CURRENT LIABILITIES		9,529
MEMBERS' EQUITY		
Members' Equity		72,605
TOTAL MEMBERS' EQUITY		72,605
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	82,134

The accompanying notes are an integral part of this statement.

Partner Connections, LLC
STATEMENT OF INCOME
For Year Ended December 31, 2004

Revenue	
Commissions	$ 148,557
Reimbursed expenses	270,228
Total Revenue	418,785
Expenses	
Computer	1,143
Depreciation	1,067
Dues and subscriptions	222
Insurance	2,220
Licenses	2,544
Miscellaneous	7,395
Office supplies	247
Outside services	52,679
Postage	2,802
Accounting fees	6,500
Rent	5,940
Seminars	195,796
Telephone	4,096
Training	4,414
Travel	3,121
Provision for state taxes - current	1,715
Total Expenses	291,901
Net Income	$ 126,884

The accompanying notes are an integral part of this statement.

Partner Connections, LLC
STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2004

Balance at December 31, 2003	$	40,721
Net Income		126,884
Distributions to Members		(95,000)
Balance at December 31, 2004	$	72,605

The accompanying notes are an integral part of this statement.

Partner Connections, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 126,884
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,067
Change in:	
Account receivable	87,208
Accounts payable	(88,952)
Net Cash Provided By Operating Activities	126,207
CASH FLOW FROM FINANCING ACTIVITIES	
Members' distributions	(95,000)
Net Cash Provided by Financing Activities	(95,000)
NET INCREASE IN CASH DURING THE YEAR	31,207
CASH, BEGINNING OF PERIOD	30,300
CASH, END OF PERIOD	$ 61,507

The accompanying notes are an integral part of this statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Partner Connections, LLC (the Company) is formed under the laws of the State of Oregon. The Company provides marketing programs and seminars for tax and accounting professionals nationwide. The Company is registered as an override broker-dealer with the National Association of Securities Dealers (NASD) and the Securities and Exchange Commission (SEC). The Company is not authorized to handle securities transactions. All security transactions go through other broker dealers. The Company does not carry customer accounts.

Revenue Recognition

Commission income, referral fees and brokerage income is recorded at the time the transaction is executed and the income can be reasonably be determined. Revenue generated from reimbursed expenses is recognized when the reimbursable expense has been incurred.

Income Taxes

Partner Connections, LLC is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the members of the LLC are taxed on their proportionate share of the LLC's taxable income. Therefore, no provision or liability for Federal or state income taxes related to the LLC is included in these financial statements.

Property and Equipment

Property and equipment are carried at cost. Depreciation is calculated on the accelerated cost recovery method over their estimated useful lives of 3 to 5 years. Repairs and maintenance are charged to expense as incurred, while improvements and betterments that extend the useful life of the assets are capitalized. Upon retirement or disposal, the related cost and accumulated depreciation are eliminated from the respective accounts, and the resulting gain or loss is reflected in the statement of operations. Depreciation expense for the year ended December 31, 2004 was $1,067.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect: reported amounts of the assets and liabilities; disclosure of contingent assets and liabilities at the date of the financial statements; and revenues and expenses during the reporting period.

Concentration of Credit Risk

For the year ended December 31, 2004, 100% of the Company's revenue from reimbursed expenses are earned from one customer. (See Note 4.)

1.. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable
At December 31, 2004, one customer accounts for approximately 100% of the Company's accounts receivable.

Accounts Payable
At December 31, 2004, one vendor accounts for approximately 78% of the Company's accounts payable.

2. COMMITMENTS

The Company leases its office space under a non-cancelable operating lease expiring on November 30, 2008. The lease requires minimum annual rentals and provides for future annual rental increases.

Total minimum annual payments under the leases are as follows:

Year Ending		
2005	$	6,956
2006		7,178
2007		7,400
2008		6,919
	$	28,453

Rent expense for the year ended December 31, 2004 was $5,940.

3. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule which requires that Net Capital, as defined, shall be at least the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, and as of December 31, 2004, the Company had net capital, as defined, of $54,088, which exceeded the statutory requirement of $5,000 by $49,088.

4. SUBSEQUENT EVENTS

Subsequent to year end, the customer which the Company has historically derived all of its reimbursed revenue has implied that it will cease transacting business with the customer. Management is exploring other opportunities for the development of income.

Partner Connections, LLC
Schedule I - Computation of
Net Capital Under Rule 15c3-1
December 31, 2004

Net Capital	
Members' Equity	$ 72,605
Total members' equity qualified for net capital	72,605
Total capital and allowable subordinated borrowings	72,605
Deductions and/or charges:	
Nonallowable assets:	
Account receivable	15,922
Furniture and fixtures	2,595
Net Capital	$ 54,088
Aggregate indebtedness	
Items included in balance sheet	
Accounts payable	$ 9,530
Total aggregate indebtedness	$ 9,530
Computation of net capital requirement:	
Minimum net capital required	$ 5,000
Excess net capital	$ 49,088
Excess net capital at 1,000%	$ 53,135
Percentage of aggregate indebtedness	17.62 %

The audited net capital computation under Rule 15c3-1 is in agreement with unaudited net capital computation numbers in Part IIA. SEC Rule 17a-5(d)(4).

See Independent Auditors' Report

Partner Connections, LLC
Schedule II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2004

A computation of reserve requirements is not applicable to Partner Connections, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See Independent Auditors' Report

Partner Connections, LLC
Schedule III - Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2004

Information relating to possession or control requirements is not applicable to Partner Connections, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2).

See Independent Auditors' Report